                                                                    Exhibit 4(b)

This Contract is issued in consideration of the application of the Contractowner and of the payment of purchase payments as provided in the Contract.

This contract is delivered in the jurisdiction of and is governed by the laws of [state of Contractowner].


            Signed for The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                             Fort Wayne, IN  46801



Jon A. Boscia, President    Patrick Wiltshire, Second Vice President



                                  Unallocated
         Group Deferred Variable Annuity or Variable and Fixed Annuity
                               Periodic Premium
                               Nonparticipating



ALL VALUES PROVIDED BY THIS CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT.

Form 28884 5/98

                               Table of contents

Article                                                             Page

     Contract specifications                                          3

1    Special terms                                                    5

2    Purpose of contract                                              7

3    Funding                                                          8

4    Transfers and withdrawals                                       11

5    Annuity options                                                 14

6    Contract discontinuance                                         18

7    General provisions                                              19

8    Annuity purchase rates under a fixed annuity payout option      21

9    Annuity purchase rates under a variable annuity payout option   22

                            Contract Specifications

CONTRACT NUMBER:

CONTRACTOWNER:

EFFECTIVE DATE:

EMPLOYER:

PLAN:

VARIABLE ACCOUNT: Lincoln Life Variable Annuity Account Q. There are currently 14 subaccounts in the variable account. Purchase payments may be directed to any of the available subaccounts, subject to limitations. The amounts allocated to each subaccount will be invested at net asset value in the shares of one of the regulated investment companies. The funds and series are:

1.  [Lincoln National Growth and Income Fund]
2.  [Lincoln National Bond Fund]
3.  [Lincoln National Money Market Fund]
4.  [Lincoln National Managed Fund]
5.  [Lincoln National Special Opportunities Fund]
6.  [Lincoln National Global Asset Allocation Fund]
7.  [Lincoln National Equity-Income Fund]
8.  [Lincoln National Aggressive Growth Fund]
9.  [Lincoln National Capital Appreciation Fund]
10. [Lincoln National Social Awareness Fund]
11. [Lincoln National International Fund]
12. [Delaware Emerging Growth Series]
13. [Delaware Equity/Income Series]
14. [Delaware Global Bond Series]

See Article 3 for provisions governing any substitution or elimination of funds or series.

FIXED ACCOUNT GUARANTEED INTEREST RATE: [3.00%] during all years.

LIMITATIONS ON TRANSFERS AND WITHDRAWALS: See Article 4 for provisions governing the limitations on transfers and withdrawals.

ANNUAL MORTALITY AND EXPENSE RISK CHARGE: [1.002%]

[This contract will be eligible for a lower annual Mortality and Expense Risk Charge of [.075%] if on the last calendar day of any calendar quarter the account value equals or exceeds $5 million. The lower charge will be implemented on the calendar quarter-end valuation date following the end of the calendar quarter in which the contract became eligible for the lower charge.]

CONTINGENT DEFERRED SALES CHARGE (CDSC):

Withdrawal During
Contract Year         1    2    3    4    5    6    7    8    9    10    11+

CDSC (as a
percentage of
withdrawal amount)   [6]% [6]% [6]% [6]% [5]% [4]% [4]% [3]% [2]%  [1]%  [0]%

There will be no CDSC after the contract has been in force for [10] complete contract years.

                                   Article 1
                                 Special terms

(Throughout this contract, in order to make the following information more understandable to you, we have italicized the special terms.)

Section

1.01 Account value - Value held under this contract. The value may be maintained in either the fixed account, the variable account or both, depending on allocations.

1.02 Accumulation unit - A unit of measure used to calculate the variable account value during the accumulation period.

1.03 Annuitant and contingent annuitant - The persons upon whose lives the annuity payouts made after the annuity commencement date will be based.

1.04 Annuity commencement date - The valuation date when money is withdrawn for payment of annuity payouts under the annuity option selected.

1.05 Annuity payout - An amount paid at regular intervals under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

1.06 Annuity unit - A unit of measure used after the annuity commencement date to calculate the amount of variable annuity payout.

1.07 Beneficiary - The person or entity designated by the annuitant to receive a death benefit, if any, payable upon the death of the annuitant.

1.08 Code - This is the Internal Revenue Code of 1986, as amended.

1.09 Contingent deferred sales charge (CDSC) - This charge is assessed on certain premature withdrawals of account value, calculated according to the contract provisions.

1.10 Contract - The agreement between the contractowner and Lincoln Life providing a variable annuity to fund the plan.

1.11 Contractowner (you, your) - The contractowner named in the Contract Specifications.

1.12 Contract year - This is the 12 month period which begins on the effective date as set forth in the Contract Specifications or on the anniversary of the effective date.

1.13 ERISA - This is the Employee Retirement Income Security Act of 1974.

1.14 Fixed account - An account established for this contract by Lincoln Life which is a part of the general assets of Lincoln Life.

1.15 Funds - Any of the mutual funds into which purchase payments allocated to the variable account are indirectly invested.

1.16 Home office - The Lincoln National Life Insurance Co., 1300 South Clinton Street, Fort Wayne, Indiana 46801 or an institution designated by us.

1.17 Lincoln Life (we, us, our) - The Lincoln National Life Insurance Co.

1.18 Net asset value per share - The value of a fund or series share calculated in accordance with the fund's or series' prospectus.

1.19 Participant - A person defined as a participant in the plan.

1.20 Pending allocation account - This is an account established under the variable account that invests purchase payments received without allocation instructions in shares of a money market mutual fund.

1.21 Plan - The plan or arrangement named in the Contract Specifications, which includes any employer based arrangement whether or not considered a plan under State or Federal law.

1.22 Purchase payments - Amounts paid into the contract to purchase an annuity.

1.23 Series - Any of the underlying portfolios of a fund in which purchase payments allocated to the variable account are indirectly invested.

1.24 Subaccount - That portion of the variable account which invests in shares of a particular fund or series. There is a separate subaccount that corresponds to each fund or series.

1.25 Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading and we are open for business.

1.26 Valuation period - The period commencing at the close of trading on the NYSE on a valuation date and ending at the close of trading on the NYSE on the next succeeding valuation date.

1.27 Variable account - The segregated investment account into which Lincoln

     Life sets aside and invests the variable assets attributable to this variable annuity contract.

                                   Article 2
                              Purpose of contract

Section

2.01 This is a group annuity contract. This contract may be used to fund all or part of the plan's obligation to the participants.

2.02 The provisions of the plan control the operation of the plan. The provisions of the contract control the operation of this contract.

2.03 We are not a party to the plan. The plan is mentioned merely for reference purposes. Except for the obligations provided under this contract, we have no liability under the plan. We are under no obligation under or by reason of issuance of this contract either (a) to determine whether any payment, distribution or transfer under this contract complies with the provisions, terms and conditions of the plan or with applicable law, or (b) to administer the plan, including, without limitation, any provisions required by the Retirement Equity Act of 1984.

2.04 This contract can be issued in connection with a plan which meets the requirements of Sections 401(a), 403(a), 403(b), 414(d) or 457 of the code. We may require evidence of qualification of the plan.

                                   Article 3
                                    Funding

Section

3.01  Purchase payments must be made to us at our home office.

3.02 Purchase payments under this contract may be allocated to the variable account and/or to the fixed account of this contract in 1% increments.

      If complete allocation instructions have not been received by us in order for us to perform our duties under this contract, we will direct such purchase payment to the pending allocation account as described in Section 1.20.

      We will follow up with you monthly for a period of 90 days for allocation instructions for the account values in the pending allocation account.

      Within 2 business days of receipt of complete allocation instructions, the account value in the pending allocation account will be transferred to the accounts as instructed.

      If allocation instructions are not received after the 90 day notice, the purchase payments in the pending allocation account will be refunded to you within 105 days of the date of receipt of the initial purchase payment.

      The pending allocation account will only be used for the purpose mentioned in this Section 3.02; you may not direct a portion of your purchase payments to this subaccount. Purchase payments directed to the pending allocation account will not be afforded the same rights as purchase payments under this contract. The following Articles under this contract will not be applicable: Article 4-Transfers and withdrawals and Article 5-Annuity options.

3.03 Purchase payments in any one contract year which exceed twice the amount of purchase payments made in the first contract year may be made only with our permission.

3.04 We will credit interest daily on the account value in the fixed account. The rate of interest credited each day, if compounded for 365 days, yields the annual interest rate in effect for the day. We guarantee that we will credit interest on account value in the fixed account at an effective annual rate not less than [3.00%] during all years. We may credit interest at rates in excess of the guaranteed rate at any time.

      All account value maintained in the fixed account will be guaranteed against loss of principal.

3.05 Purchase payments may be directed to any of the available subaccounts. The purchase payments allocated to each subaccount will be applied to purchase accumulation units at the accumulation unit value next calculated after receipt at our home office.

3.06 We reserve the right to eliminate the availability of the shares of any fund or series and substitute the securities of a different investment company if the shares of a fund or series are no longer available for investment, or, if in our judgment, any fund or series should become inappropriate in view of the purposes of this contract. We may add a subaccount investing in a new fund or series. We will give you written notice of the elimination or substitution of any fund or series no later than 15 days after the substitution occurs. Any such eliminations, substitutions or additions will be subject to compliance with any applicable regulatory requirements.

3.07 We will use each purchase payment allocated to the variable account to buy accumulation units in the subaccount(s) selected by you. The number of accumulation units bought will be determined by dividing the amount directed to the subaccount by the dollar value of an accumulation unit in that subaccount as of the end of the valuation period during which the purchase payment is received at our home office. The number of accumulation units held for the variable account by you will not be changed by any change in the dollar value of accumulation units in any subaccount.

3.08 The value of a subaccount on any valuation date is the number of accumulation units in the subaccount multiplied by the value of an accumulation unit of the subaccount at the end of the valuation period.

3.09 Purchase payments allocated to the variable account are converted into accumulation units. The number of accumulation units resulting from each purchase payment is equal to the purchase payment divided by the value of an accumulation unit for the valuation period during which the purchase payment is allocated to the variable account. The accumulation unit value for each subaccount was or will be arbitrarily established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. The accumulation unit value for a subaccount for any later valuation period is determined as follows:

      1. The total value of fund or series shares held in the subaccount is calculated by multiplying the number of fund or series shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund or series at the end of the valuation period, and adding any dividend or other distribution of the fund or series if an ex-dividend date occurs during the valuation period; minus

      2. The liabilities of the subaccount at the end of the valuation period; such liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine as a result of the operations of the variable account; and

      3. The result of 2. is divided by the outstanding number of accumulation units in the subaccount at the beginning of the valuation period.

      The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period.

3.10 The assets of the variable account equal to its reserves and other liabilities will not be charged with the liabilities arising from any other part of our business.

3.11 The accumulation unit value may increase or decrease the dollar value of benefits under the contract.

3.12 At least once during each contract year, we will provide a report of the account value.

                                   Article 4
                           Transfers and withdrawals

Section

4.01 You may direct a transfer of funds from one subaccount to another subaccount or to the fixed account. You may direct a transfer of account value from the fixed account to one or more subaccounts of the variable account, subject to the limitations described in Section 4.03. A transfer request may be in writing, or by telephone provided we have received the appropriate authorization from you. Amounts transferred to the subaccount(s) will purchase accumulation units as described in Section 3.07.

      There may not be more than one transfer in any 30 day period. We reserve the right to further limit the number of transfers.

      There is no charge for a transfer. However, we reserve the right to impose a charge in the future for any transfers.

      Transfers after the annuity commencement date will be subject to the provisions in Section 5.10.

4.02 A transfer among subaccounts will result in the purchase of accumulation units in one subaccount and the redemption of accumulation units in the other subaccount. Such a transfer will be effected at accumulation unit values calculated at the end of the valuation period during which the transfer request is received at our home office. The valuation of the accumulation units is described in Section 3.09.

4.03 Subject to the following limitations, account value held in the fixed account may be transferred to any subaccount or may be withdrawn from this contract. A withdrawal for any reason not stated in Section 4.05 will be subject to this Section.

      . Periodic elective transfers or withdrawals - The cumulative percentage limit available under this paragraph for a transfer or withdrawal is 20% in any 365 day period. The cumulative percentage is the sum of all transfers and withdrawals under this Section in the preceding 364 day period plus the amount to be transferred or withdrawn under this Section, divided by the then current account value in the fixed account. A cumulative percentage exceeding 20% in any 365 day period will not be allowed.

      . Systematic transfers or withdrawals - A scheduled transfer or withdrawal of the entire account value in the fixed account may be elected over a 5 year period. The timing and percentage of each transfer or withdrawal is indicated in the following schedule.

         Transaction dates      Percentage eligible for transfer or withdrawal

         Initial date           20% of the balance on such date
         First anniversary 20% of the balance on such date Second anniversary 20% of the balance on such date Third anniversary 20% of the balance on such date Fourth anniversary 50% of the balance on such date Fifth anniversary 100% of the balance on such date

         If systematic transfers or withdrawals are elected, periodic elective transfers or withdrawals will not be available during the period of scheduled payments. This election may at any time after the initial date be rescinded. In this event, periodic elective transfers or withdrawals will not be available until the 1 year anniversary of the last systematic transfer or withdrawal made before rescinding the election.

         If systematic transfers or withdrawals are elected and a periodic elective transfer or withdrawal was made within the last 364 day period, the payment due on the initial date will be reduced by the sum of any periodic elective transfers or withdrawals made within the last 364 day period.

         If systematic transfers or withdrawals are elected, no further purchase payments may be allocated to the fixed account unless the election is rescinded.

4.04 All withdrawal requests must be submitted in writing to us. Withdrawals will be effected at accumulation unit values calculated at the end of the valuation period during which we receive written request at our home office. We reserve the right to require proof of the event giving rise to any withdrawal under this contract.

4.05 Withdrawals of account value will be allowed during the life of this contract without being subject to the CDSC, if the withdrawal is for one of the following reasons:

      . To make a payment due to the participant's death, disability, retirement or termination of employment, excluding termination of employment due to plan termination, plant shutdown, or any other program instituted by the participant's employer which would reduce the work force by more than 20%;

      . To make a payment for a participant hardship situation as allowed by the plan;

      .  To make a payment pursuant to a Qualified Domestic Relations Order
         (QDRO);

      .  To purchase an annuity option under Article 5;

      A withdrawal from the account value, for any reason outlined in this Section, will not be subject to the provisions of Section 4.03, 4.06 or 4.07.

4.06  Subject to the following limitations and the limitations set forth in
      Section 4.03, a partial withdrawal, without being subject to CDSC, of account value may be requested during the contract year for any reason other than those specified in Section 4.05.

      The cumulative percentage limit available under this Section for partial withdrawal, without being subject to the CDSC, is 20% in any contract year. The cumulative percentage is the sum of all withdrawals under this Section during the contract year plus the amount to be withdrawn under this Section divided by the then current account value.

      Partial withdrawals under this Section exceeding the 20% cumulative percentage will be subject to the CDSC.

4.07 If we receive a request for a withdrawal of 100% of the account value for any reason other than those specified in Section 4.05, the account value will be distributed as follows:

      . 100% of the account value in the variable account will be subject to the CDSC and will be paid in a cash payment as provided in Section 4.08.

      . The account value in the fixed account will be paid in accordance with the systematic withdrawal schedule over a 5 year period as provided in
         Section 4.03. 100% of each scheduled withdrawal will be subject to the CDSC.

4.08 Any cash payment will be mailed from our home office within 7 days after the date of withdrawal; however, we may be permitted to defer payments from the variable account under the Investment Company Act of 1940, as in effect at the time a request for withdrawal is received. We reserve the right to defer any payment from the fixed account for a period not to exceed 6 months after a request is received.

                                   Article 5
                                Annuity options

Section

5.01 You may purchase an annuity option for any participant or beneficiary. The annuity option will be purchased using the rates in Article 8 or 9.

5.02  The following annuity options are available:

      . Life annuity/life annuity with fixed period - Annuity payouts will be made for the life of the annuitant with no certain period, or with a 10 years certain period, or with a 20 years certain period. Upon the death of the annuitant, annuity payouts will continue to the beneficiary for the remainder, if any, of the certain period.

      . Joint life annuity/joint life annuity with fixed period - Annuity payouts will be made for the joint lives of the annuitant and a contingent annuitant of the annuitant's choice with no certain period, or with 10 years certain period, or with a 20 years certain period. Annuity payouts continue for the life of the survivor at the death of the annuitant or contingent annuitant. Upon the death of both annuitants, annuity payouts will continue to a beneficiary for the remainder, if any, of the certain period.

      . Unit refund life annuity - Annuity payouts will be made for the life of the annuitant with the guarantee that upon the death of the annuitant a payout to the beneficiary will be made of the value of the number of annuity units equal to the excess, if any, of (a) over (b) where (a) is the total amount applied under the option divided by the annuity unit value at the annuity commencement date and (b) is the product of the number of annuity units represented by each annuity payout and the number of annuity payouts paid before death.

      .  Other options may be available as agreed upon in writing by us.

5.03 At the time an annuity option is selected under the provisions of this contract, you may specify an annuity commencement date and elect, on behalf of the participant, to have the total account value applied to provide a variable annuity payout, a fixed annuity payout or a combination fixed and variable annuity payout.

      The amount of annuity payout will depend on the age and sex (except in cases where unisex rates are required) of the annuitant as of the annuity commencement date. A choice may be made to receive payouts once each month, four times each year, twice each year or once each year. The portion of account value and annuity unit value used to effect annuity payouts will be calculated as of the annuity commencement date.

      For a 100% fixed annuity payout, the annuity commencement date must be at least 30 days before the first annuity payout date. For a combination fixed and variable annuity payout or a 100% variable annuity payout, the annuity commencement date will be 14 days before the first annuity payout date.

      After the annuity commencement date, the annuity payout option can not be changed.

5.04 Article 8 of this contract illustrates the minimum annuity payout amounts and the age adjustments which will be used to determine the monthly annuity payouts under a fixed annuity payout option. The tables show the dollar amount of the guaranteed monthly annuity payout which can be purchased with each $1,000.00 of account value, after deduction of any applicable premium tax. Amounts shown use the [1983 'a' Individual Annuity Mortality Table, modified, with an assumed interest rate of return of 3.00% per year and a 2.00% expense load].

5.05 Article 9 of this contract illustrates the minimum annuity payout amounts and the age adjustments which will be used to determine the first monthly annuity payout under a variable annuity payout option. The tables show the dollar amount of the first monthly annuity payout which can be purchased with each $1,000.00 of account value, after deduction of any applicable premium taxes. Amounts shown use the [1983 'a' Individual Annuity Mortality Table, modified, with an assumed interest rate of return of 5.00% per year and a 2.50% expense load].

5.06 To determine the amount of the variable annuity payouts after the first payout, the first variable annuity payout is subdivided into components each of which represents the product of: (a) the percentage elected by you on behalf of the participant of a specific subaccount, the performance of which will determine future variable annuity payouts, and (b) the entire first variable annuity payout. Each variable annuity payout after the first payout attributable to a specific subaccount will be determined by multiplying the annuity unit value for that subaccount for the date each payout is due by a constant number of annuity units. The number of annuity units for each specific subaccount is determined by dividing the component of the first payout attributable to that subaccount as described previously by the annuity unit value for that subaccount on the annuity commencement date. The total variable annuity payout will be the sum of the payouts attributable to each subaccount.

5.07 The annuity unit value for any valuation period for any subaccount is determined by multiplying the annuity unit value for the immediately preceding valuation period by the product of (a) 0.999866337 raised to a power equal to the number of days in the current valuation period and (b) the net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined.

5.08 The valuation of all assets in the subaccount will be determined in accordance with the provisions of applicable laws, rules and regulations. The method of determination by us of the value of an accumulation unit and of an annuity unit will be conclusive upon the participant and any recipient of a death benefit, if any.

5.09 We guarantee that the dollar amount of each installment after the first will not be affected by variations in mortality experience from mortality assumptions on which the first installment is based.

5.10 After the annuity commencement date, if any portion of the annuity payout is a variable annuity payout, the participant may direct a transfer of assets from one subaccount to another subaccount or to a fixed annuity payout. These transfers will be limited to 3 times per contract year. A fixed annuity payout may not be changed to a variable annuity payout.

      A transfer from one subaccount to another subaccount will result in the purchase of annuity units in one subaccount, and the redemption of annuity units in the other subaccount. Such a transfer will be effected at annuity unit values as of the end of the valuation period during which the transfer request is received at our home office. The valuation of annuity units is described in Section 3.08. A transfer from one subaccount to a fixed annuity payout will result in the redemption of annuity units in one subaccount and the purchase of a fixed annuity payout.

5.11 If the annuity option chosen results in annuity payouts of less than $50.00 per month, the frequency will be changed so that annuity payouts will be at least $50.00.

5.12 A certificate will be issued to the annuitant showing the amount and terms of the purchased annuity.

5.13 No annuity option may be assigned or attached, except, if applicable, those benefits assigned or attached by a Qualified Domestic Relations Order under section 414(p) of the code, or pursuant to a Federal Tax Levy under section 6331 of the code.

5.14 If we receive proof that a person receiving annuity payouts under this contract is legally or mentally incompetent, the annuity payouts may be made to any person deemed a legal representative by a court of competent jurisdiction.

5.15 We will require satisfactory proof of each annuitant's age. If it is later proven to us that the annuitant's age has been misstated, the annuity payouts will be adjusted. Any underpayouts already made by us will be made up immediately and any overpayouts already made by us will be charged against the annuity payouts falling due after the adjustment.

5.16 The annuitant may name the beneficiary or contingent annuitant for any purchased annuity option. The annuitant may change the beneficiary at any time without the consent of the previous beneficiary unless the previous designation provides otherwise. However, if the annuitant is married, the annuitant's spouse must agree in writing to another person being named beneficiary or contingent annuitant. The change is effective when written notice is received by us. The annuity option or the contingent annuitant may not be changed. The beneficiary or the contingent annuitant does not have the right to name the beneficiary.

5.17 If the annuitant dies and there is no named beneficiary living at the time of the annuitant's death, the annuitant's estate will be paid any remaining guaranteed annuity payouts, under a period certain annuity option, in one lump sum. If the named beneficiary is receiving guaranteed annuity payouts and dies, the remaining annuity payouts will be paid in one lump sum to the contingent beneficiary if living at the time of the beneficiary's death. Payment will otherwise be made to the beneficiary's estate. Lump sum annuity payouts will equal the discounted guaranteed payouts at the interest rate then being credited under Section 3.04, compounded annually.

5.18 We may, at any time, require proof that any payee under this contract is living when payout is contingent upon survival of that payee.

                                   Article 6
                            Contract discontinuance

Section

6.01 You may discontinue this contract at any time by giving written notice to us at our home office. The contract will be deemed discontinued on the later of the valuation date you specify or the valuation date that the written notice is received by us.

6.02  We may give you written notice that this contract is to be discontinued if
      (a) The plan does not qualify for special tax treatment under Sections 401(a), 403(a), 403(b), 414(d) or 457 of the code or (b) A modification in the contract is necessary in order to comply with Federal or State requirements, including ERISA, and you refuse to accept a substantially similar contract offered by us that incorporates such modification or (c) If we discontinue offering this contract to the public. Discontinuance pursuant to (a) and (b) of this Section will be effective as of a valuation date specified by us, provided you are given at least 15 days advance written notice in which to cure any remediable defaults. Discontinuance pursuant to (c) will be effective as of a valuation date specified by us, provided you are given at least 90 days advanced written notice. Discontinuance by us supersedes any date established under Section 6.01

6.03  As of the date this contract is discontinued under either Section 6.01 or
      Section 6.02, no additional purchase payments will be accepted and no withdrawals will be permitted except as provided in this Article.

6.04 As of the discontinuance date the account value will be paid in accordance with the provisions of Section 4.07.

6.05 All payments will be made by check or by Federal wire, if we receive adequate information to institute the wire, to a plan trustee or a financial institution as specified by you. We may rely on your notice to transfer funds to a specified party. We do not need to verify that the specified party has the right to receive any payments.

6.06 The contract will terminate when there is no account value remaining under this contract.

                                   Article 7
                              General provisions

Section

7.01 This contract, together with your attached application and any riders or endorsements, constitutes the entire contract between you and us.

7.02 We may rely on any action or information provided by you under the terms of this contract and will be relieved and discharged from any further liability to any party in acting at the direction and upon the authority of you. All statements made by you shall be deemed representations and not warranties.

7.03 Except as allowed by the plan or applicable law, neither this contract nor the participant's interest in this contract may be transferred, sold, assigned, discounted or pledged, either as collateral for a loan or as security for the performance of an obligation or for any other purpose.

7.04  We have the right to amend this contract as follows:

      . To maintain this contract under applicable local, State or Federal laws or regulations;

      . To change the annuity purchase rates in Articles 8 or 9 at any time after the end of the fifth contract year. If a change is made under this subsection, the revised rates will be guaranteed for 5 years. Any modification of the rates in Article 8 or 9 will apply only to funds attributable to purchase payments and interest on those purchase payments after the date of modification.

7.05 We and you may also mutually agree to amend this contract. The consent of any participant, annuitant or beneficiary is not required.

7.06 Any change to this contract must be in writing and signed by the President, Vice President, Secretary or an Assistant Secretary of Lincoln Life.

7.07 This contract is subject to the incontestability laws of the state in which it is delivered.

7.08 We are not liable to provide sufficient funds to provide the plan's benefits.

7.09 No suit may be brought in relationship to this contract unless it is brought within 3 years after the date on which the suit could have first been brought. If this limitation is prohibited by the laws of the state by which the contract is governed, this limitation shall be deemed to be amended to agree with the minimum period of limitation permitted by those laws.

7.10 The failure on our part to perform or insist upon the strict performance of any provision or condition of the contract will neither constitute a waiver of our rights to perform or require performance of such provision or condition, nor stop us from exercising any other rights it may have in such provision, condition, or otherwise in this contract or any plan.

7.11 If any provision of this contract is determined to be invalid, the remainder of the provisions shall remain in full force and effect.

7.12 Federal, state and local government premium tax, if applicable, will be deducted from either the purchase payment when received or at time of withdrawal or annuitization.

7.13 Any notice required by this contract must be delivered to us at: The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, IN 46801; and notices to you will be delivered to you at the address shown on our records.

                                   Article 8
          Annuity purchase rates under a fixed annuity payout option

                DOLLAR AMOUNT OF FIRST MONTHLY PAYMENT WHICH IS
                      PURCHASED WITH EACH $1,000 APPLIED

                             Single Life Annuities

                    No           120          240
                  Period       Months       Months         Cash
  Age             Certain      Certain      Certain       Refund
-------           -------      -------      -------       ------
  55               $4.01        $3.99       $3.91          $3.89
  56                4.08         4.06        3.97           3.95
  57                4.16         4.13        4.03           4.01
  58                4.24         4.21        4.09           4.08
  59                4.33         4.29        4.15           4.15
  60                4.42         4.38        4.22           4.18
  61                4.52         4.47        4.29           4.26
  62                4.62         4.56        4.36           4.34
  63                4.73         4.66        4.43           4.42
  64                4.85         4.77        4.50           4.51
  65                4.97         4.89        4.57           4.60
  66                5.11         5.01        4.64           4.69
  67                5.25         5.13        4.71           4.79
  68                5.41         5.27        4.78           4.90
  69                5.57         5.41        4.85           5.01
  70                5.75         5.56        4.91           5.13

                          Joint and Survivor Annuities


      Joint and Full to Survivor                 Joint and Two-Thirds Survivor
            Certain Period                              Certain Period


             120         240        Joint                 120         240
None        Months      Months       Age       None      Months      Months
----        ------      ------      ------     ----      ------      ------
$3.69       $3.69       $3.68         55       $4.02     $4.00       $3.91
 3.75        3.75        3.73         56        4.09      4.07        3.97
 3.81        3.81        3.79         57        4.17      4.14        4.03
 3.87        3.87        3.85         58        4.25      4.22        4.09
 3.94        3.94        3.91         59        3.33      4.30        4.16
 4.01        4.01        3.98         60        4.43      4.38        4.22
 4.09        4.08        4.05         61        4.52      4.47        4.29
 4.17        4.16        4.12         62        4.63      4.57        4.36
 4.25        4.25        4.19         63        4.74      4.67        4.43
 4.34        4.34        4.26         64        4.85      4.78        4.50
 4.44        4.43        4.34         65        4.98      4.89        4.57
 4.54        4.54        4.42         66        5.11      5.01        4.64
 4.66        4.64        4.50         67        5.26      5.13        4.71
 4.77        4.76        4.58         68        5.41      5.27        4.78


4.90       4.88      4.66      69        5.57     5.41      4.85
5.04       5.01      4.74      70        5.75     5.55      4.91


Age Adjustment Table
Year of Birth        Adjustment to Age       Year of Birth    Adjustment to Age
-------------        -----------------       -------------    -----------------
Before 1920                 +2                 1960-1969            -3
1920-1929                   +1                 1970-1979            -4
1930-1939                    0                 1980-1989            -5
1940-1949                   -1                 1990-1999            -6
1950-1959                   -2                 ECT.                 ECT.

                                   Article 9
         Annuity purchase rates under a variable annuity payout option

                DOLLAR AMOUNT OF FIRST MONTHLY PAYMENT WHICH IS
                      PURCHASED WITH EACH $1,000 APPLIED

                             Single Life Annuities

             No             120            240
             Period         Months         Months          Cash
 Age         Certain        Certain        Certain        Refund
 ---         -------        -------        -------        ------
  55          $5.15          $5.12          $5.02         $5.04
  56           5.22           5.19           5.07          5.10
  57           5.29           5.25           5.12          5.16
  58           5.37           5.32           5.18          5.22
  59           5.45           5.40           5.24          5.29
  60           5.54           5.48           5.29          5.36
  61           5.63           5.56           5.35          5.43
  62           5.73           5.65           5.42          5.51
  63           5.84           5.75           5.48          5.59
  64           5.95           5.85           5.54          5.68
  65           6.07           5.96           5.60          5.78
  66           6.21           6.07           5.67          5.88
  67           6.35           6.19           5.73          5.98
  68           6.50           6.32           5.79          6.09
  69           6.66           6.45           5.85          6.21
  70           6.84           6.60           5.91          6.34

                        Joint and Survivor Annuities

Joint and Full to Survivor                         Joint and Two-Thirds Survivor
      Certain Period                                       Certain Period

             120         240       Joint             120        240
None         Months      Months     Age     None     Months     Months
----         ------      ------    -----    ----     ------     ------
$4.82         $4.82       $4.81      55     $5.16     $5.13      $5.03
 4.87          4.87        4.85      56      5.23      5.19       5.08
 4.92          4.92        4.90      57      5.30      5.26       5.13
 4.98          4.98        4.96      58      5.38      5.33       5.18
 5.04          5.04        5.01      59      5.46      5.41       5.24
 5.11          5.10        5.07      60      5.54      5.49       5.30
 5.18          5.17        5.13      61      5.64      5.57       5.36
 5.25          5.25        5.19      62      5.74      5.66       5.42
 5.33          5.32        5.26      63      5.84      5.75       5.48
 5.42          5.41        5.32      64      5.96      5.86       5.54
 5.51          5.50        5.39      65      6.08      5.96       5.61
 5.60          5.59        5.46      66      6.21      6.07       5.67
 5.71          5.70        5.54      67      6.35      6.19       5.73
 5.82          5.80        5.61      68      6.50      6.32       5.79

 5.95          5.92        5.68      69      6.66      6.45       5.85
 6.08          6.05        5.75      70      6.83      6.59       5.91



Age Adjustment Table

Year of Birth  Adjustment to Age  Year of Birth  Adjustment to Age
-------------  -----------------  -------------  -----------------
Before 1920           +2          1960-1969             -3
1920-1929             +1          1970-1979             -4
1930-1939              0          1980-1989             -5
1940-1949             -1          1990-1999             -6
1950-1959             -2          ECT.                  ECT.

                                       26